Filed by The Charles Schwab Corporation

(Commission File No.: 001-09700)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TD Ameritrade Holding Corporation

(Commission File No.: 001-35509)

Talking Points Regarding 8-K Filings by Schwab and TD Ameritrade

What happened?

•	On January 29, 2020, Charles Schwab and TD Ameritrade (TDA) filed 8-K disclosures that the two companies have received requests for additional information—commonly referred to as a “second request”—from the Antitrust Division of the Department of Justice (DOJ) in connection with its review of Schwab’s proposed acquisition of TDA.

•	The review of the proposed acquisition is required under the Hart-Scott-Rodino (HSR) Act that governs federal competition law oversight of corporate mergers and acquisitions. HSR clearance is one of the conditions of the deal closing.

What does it mean for the companies?

•	The second request extends the period of time the government will take to review the deal.

•	A second request is typical for a deal of this size, and we are not surprised the government would ask for more information and time to review it.

•	TD Ameritrade and Schwab have, and will continue to cooperate fully with the DOJ in its review.

•	We continue to expect that the transaction will close in the second half of 2020.

•	Planning for the integration will continue.

What does it mean for clients?

•	Both companies will continue to do business as usual and operate independently.

•	Clients should expect the same great service and experience they currently enjoy from the two companies.

Does this mean there are concerns about the deal’s impact on competition and choice?

•	It means the DOJ has asked us for additional information to aid its understanding as it reviews our filing.

•	The transaction will be beneficial to investors and to the independent registered investment advisors (RIAs) who serve them. For over 40 years, our respective companies have been dedicated to delivering better value, service, and experiences to investors and advisors, and nothing about that will change with the combination of the two companies into one.

•	The industry is, and will remain, dynamically competitive, and combining our two companies will give us the opportunity to enhance our services to all of our clients, including individual investors and RIAs.

•	With respect to the RIA space, we believe the combined firm will be able to better serve advisors through a broader product offering and best-in-class technology and innovation.

•	RIAs and their investor clients currently have, and will continue to have a wide array of choice when it comes to financial services firms eager and able to compete for their business and provide them with the services and support they need.

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Schwab registration statement on Form S-4 that will include a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following:

The Charles Schwab Corporation	TD Ameritrade Holding Corporation
211 Main Street	200 South 108th Avenue
San Francisco, CA 94105	Omaha, Nebraska 68154
Attention: Investor Relations	Attention: Investor Relations
(415) 667-7000	(800) 669-3900
investor.relations@schwab.com

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019 and its Current Reports on Form 8-K filed on January 16, 2020, November 29, 2019, November 25, 2019, August 28, 2019, July 26, 2019 and May 16, 2019, which are filed with the SEC. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K and Form 10-K/A for the year ended September 30, 2019, and its Current Reports on Form 8-K filed on January 21, 2020, November 27, 2019, November 25, 2019, July 22, 2019, May 20, 2019 and February 19, 2019, which are filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.